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Articles of Amendment

filed pursuant to § 7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 19901020799

1. Entity name:	TORRENT ENERGY CORPORATION (If changing the name of the corporation, indicate name BEFORE the name change)
2. New Entity name: (if applicable)	______________________________________
3. Use of Restricted Words (if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, make the applicable selection):	[ ] "bank or trust or any derivative thereof [ ] "credit union" [ ] "savings and loan" [ ] "insurance", "casualty", "mutual", or "surety"
4. Other amendments, if any, are attached.
5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment

6. If the corporation's period of duration is less than perpetual, state the date on which the period of duration expires:

OR

If the corporations' period of duration as amended is perpetual, mark this box:

____________________________ (mm/dd/yyyy) [X]
7. (Optional) Delayed effective date:	______________________ (mm/dd/yyyy)

Notice:

Each individual causing the document to be delivered to the Colorado Secretary of State for filing affirms or acknowledges, under penalties of perjury, that the document is the individual's act or deed, or the individual in good faith believes the document is the act and deed of the entity on whose behalf the individual is causing the document to be delivered for filing, that the individual in good faith believes the facts stated in the document are true and the document satisfies the requirements of §7-90-301, C.R.S. and all statutes governing the formation, organization, and internal affairs of the entity and the entity's constituent documents, if the document is being delivered on behalf of an entity.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:	Mills, Thomas E. 528-666 Burrard Street Vancouver, BC V6C 2X8 Canada
(If more than one individual is causing the document to be delivered for filing, mark this box [ ] and include an attachment stating the names and addresses of all such individuals)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the use of this form. Questions should be addressed to the user's attorney.

CERTIFICATE OF DESIGNATION
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK
(Par Value $.001 Per Share)

OF

TORRENT ENERGY CORP.

The undersigned, a duly authorized officer of Torrent Energy Corp., a Colorado corporation (the "Company"), in accordance with the provisions of Section B of the Colorado Revised Statutes, DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors by unanimous written consent pursuant to Section 7 of the Colorado Revised Statutes on August 20, 2004:

RESOLVED, that the Board has determined that it is in the best interests of the Company to provide for the designation and issuance of certain Series B Convertible Preferred Stock, par value of $.01 per share (the "Series B_ Preferred Stock"), to consist of up to Five Thousand (5,000) shares, and hereby fixes the powers, designations, preferences, and relative, participating, optional and other special rights of the shares of such Series B Preferred Stock, as follows:

SECTION 1

DESIGNATION AND RANK

1.1. Designation. This resolution shall provide for a single series of Preferred Stock, the designation of which shall be "Series B Convertible Preferred Stock", par value $.01 per share. The number of authorized shares constituting the Series B Preferred Stock is 2,200. The Series B Preferred Stock will have a liquidation preference as determined in Section 3.1 below.

1.2. Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including distribution of the assets of the Company upon liquidation, the Series B Preferred Stock shall be senior to the common stock of the Company, par value $.001 per share (the "Common Stock"), and senior to all other series of preferred stock (the "Junior Stock").

SECTION 2

DIVIDEND RIGHTS

2.1. Dividends or Distributions. The holders of Series B Preferred Stock shall be entitled to receive dividends or distributions on a pro rata basis according to their holdings of shares of Series B Preferred Stock when and if declared by the Board of Directors of the Company in the amount of five (5.0%) percent per year. Dividends shall be paid in cash. Dividends shall be cumulative. No cash dividends or distributions shall be declared or paid or set apart for payment on the Common Stock in any calendar year unless cash dividends or distributions on the Series B Preferred Stock for such calendar year are likewise declared and paid or set apart for payment. No declared and unpaid dividends shall bear or accrue interest.

SECTION 3

LIQUIDATION RIGHTS

3.1. Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a "Liquidation"), before any distribution or payment shall be made to any of the holders of Common Stock or any series of preferred stock, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $1,000 per share of Series B Preferred Stock (the "Liquidation Amount") plus all declared and unpaid dividends thereon, for each share of Series B Preferred Stock held by them.

3.2. Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series B Preferred Stock, then the entire net assets of the Corporation shall be distributed among the holders of the Series B Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Company's Board of Directors), or both, at the election of the Company's Board of Directors.

3.3. Merger, Consolidation or Reorganization. For purposes of this Section 3, a Liquidation shall not be deemed to be occasioned by or to include the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company.

SECTION 4

CONVERSION RIGHTS

4.1. Conversion. The holders of Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share (subject to Section 4.5 hereof), at the office of the Company or any transfer agent for the Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (a) the sum of (i) the Liquidation Amount of the Series B Preferred Stock, plus (ii) all accrued but unpaid dividends thereon, by (b) the "Conversion Price" then in effect. The Conversion Price shall be equal to either (a) One Dollar and Twenty Cents ($1.20) per share (which shall be adjusted in the event of a subdivision or combination of shares), or (b) eighty percent (80%) of the volume weighted average price Common Stock for the ten (10) trading days immediately preceding the date of conversion, whichever is lower. The closing bid price shall be determined using price quotations from Bloomberg LP.

(b) The holder of the Series B Preferred Stock shall only be entitled to convert up to Two Hundred Fifty Thousand Dollars ($250,000) of the Series B Preferred Stock in any thirty (30) calendar day period. The Company shall in its discretion may waive the conversion limitation in the preceding sentence. Upon the occurrence of an Event of Default, the holder of the Series B Preferred Stock may, in its sole discretion, accelerate full repayment of all Series B Preferred Stock outstanding and accrued interest thereon or may, notwithstanding any limitations contained in this Certificate of Designations and/or the Investment Agreement dated the date hereof between the Company and Cornell Capital Partners, L.P., convert all Series B Preferred Stock outstanding and accrued interest thereon into shares of Common Stock as outlined herein.

(c) In the event that the volume weighted average price of the Company's Common Stock, as quoted by Bloomberg, LP, is equal to or greater than Two Dollars ($2.00) for twenty (20) consecutive trading days the Company must redeem in an amount of Series B Preferred Stock equal to twenty percent (20%) of the dollar volume of the Common Stock traded during the previous twenty (20) days.

(c) Each share of Series B Preferred Stock automatically shall convert into shares of Common Stock at the Conversion Price then in effect immediately upon the consummation of the occurrence of a stock acquisition, merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease (but not including a transfer by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company.

4.2. Adjustments. The Conversion Price of the Series B Preferred Stock as described in Section 4.1 above shall be adjusted from time to time as follows:

(a) In the event of any reclassification of the Common Stock or recapitalization involving Common Stock (excluding a subdivision, or combination of shares or any other event described in Sections 4.2(a) or (b)) the holders of the Series B Preferred Stock shall thereafter be entitled to receive, and provision shall be made therefor in any agreement relating to the reclassification or recapitalization, upon conversion of the Series B Preferred Stock, the kind and number of shares of Common Stock or other securities or property (including cash) to which such holders of Series B Preferred Stock would have been entitled if they had held the number of shares of Common Stock into which the Series B Preferred Stock was convertible immediately prior to such reclassification or recapitalization; and in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, other securities, or property thereafter receivable upon conversion of the Series B Preferred Stock. An adjustment made pursuant to this subparagraph (a) shall become effective at the time at which such reclassification or recapitalization becomes effective.

(b) In the event the Company shall declare a distribution payable in securities of other entities or persons, evidences of indebtedness issued by the Company or other entities or persons, assets (excluding cash dividends) or options or rights not referred to in Sections 4.2(a) above, the holders of the Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Series B Preferred Stock are convertible as of the record date fixed for the determination of the holders of shares of Common Stock of the Company entitled to receive such distribution or if no such record date is fixed, as of the date such distribution is made.

4.3. Procedures for Conversion.

(a) In order to exercise conversion rights pursuant to Section 4.1(a) above, the holder of the Series B referred Stock to be converted shall deliver an irrevocable written notice of such exercise to the Company, at its principal office. The holder of any shares of Series B Preferred Stock shall, upon any conversion of such Series B Preferred Stock in accordance with this Section 4, surrender certificates representing the Series B Preferred Stock to the Company, at its principal office, and specify the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such holder shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof) payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and, if applicable, after payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof), the Company shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which the holder of the Series B Preferred Stock so converted shall be entitled. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the date of receipt by the Company of any notice of conversion pursuant to Section 4.1(a) above, or, in the case of an automatic conversion pursuant to Section 4.1(b) above, upon the occurrence of any event specified therein. Upon conversion of any shares of Series B Preferred Stock, such shares shall cease to constitute shares of Series B Preferred Stock and shall represent only a right to receive shares of common stock into which they have been converted.

(b) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but the Company shall pay cash in lieu of such fractional interest in an amount equal to the product of the Conversion Price and such fractional interest.

(c) The Company shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Company issuable upon the conversion of all outstanding shares of Series B Preferred Stock. In the event that the Company does not have a sufficient number of shares of authorized but unissued Common Stock necessary to satisfy the full conversion of the shares of Series B Preferred Stock, then the Company shall call and hold a meeting of the shareholders within 30 days of such occurrence for the sole purpose of increasing the number of authorized shares of Common Stock. The Company's Board of Directors shall recommend to shareholders a vote in favor of such proposal and shall vote all shares held by them, in proxy or otherwise, in favor of such proposal. This remedy is not intended to limit the remedies available to the holders of the Series B Preferred

Stock, but is intended to be in addition to any other remedies, whether in contract, at law or in equity.

4.4. Notices of Record Date. In the event that the Company shall propose at any time: (a) to declare any dividend or distribution upon any class or series of capital stock, whether in cash, property, stock or other securities; (b) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (c) to merge or consolidate with or into any other corporation, or to sell, lease or convey all or substantially all of its property or business, or to liquidate, dissolve or wind up; then, in connection with each such event, the Company shall mail to each holder of Series B Preferred Stock:

(a) at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend or distribution (and specifying the date on which the holders of the affected class or series of capital stock shall be entitled thereto) or for determining the rights to vote, if any, in respect of the matters referred to in clauses (b) and (c) in Section 4.4 above; and

(b) in the case of the matters referred to in Section 4.4 (b) and (c) above, written notice of such impending transaction not later than twenty (20) days prior to the shareholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction (and specify the date on which the holders of shares of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event) and the Company shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Company has given the first notice provided for herein or sooner than ten (10) days after the Company has given notice of any material changes provided for herein.

4.5. Limitations of Conversion.

(a) Subject to the Termination Rights specified in Section 4.5(b) hereof, the Conversion Rights specified herein shall be subject to the following limitations:

(i) No holder of the shares of Series B Preferred Stock shall be entitled to convert the Series B Preferred Stock to the extent, but only to the extent, that such conversion would, upon giving effect to such conversion, cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 4.99% of the outstanding shares of Common Stock following such conversion (which provision may be waived by such holder by written notice from such holder to the Company, which notice shall be effective sixty one (61) days after the date of such notice).

(b) The limitations on the Conversion Rights specified in Section 4.5(a) hereof shall terminate (the "Termination Rights") if there is a Change in Control of the Company (as defined below). For the purpose of hereof, a "Change in Control" of the Company has occurred when: (i) any person (defined herein to mean any person within the meaning of Section

13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), other than the Company, or an employee benefit plan established by the Board of Directors of the Company, acquires, directly or indirectly, the beneficial ownership (determined under Rule 13d-3 of the regulations promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act) of securities issued by the Company having forty percent (40%) or more of the voting power of all of the voting securities issued by the Company in the election of directors at the meeting of the holders of voting securities to be held for such purpose; or (ii) a majority of the directors elected at any meeting of the holders of voting securities of the Company are persons who were not nominated for such election by the Board of Directors of the Company or a duly constituted committee of the Board of Directors of the Company having authority in such matters; or (iii) the Company merges or consolidates with or transfers substantially all of its assets to another person; (iv) a change in the Chief Executive Officer of the Company from that person that serves in such position on the date hereof.

SECTION 5

NO VOTING RIGHTS

5.1. General. The Series B Preferred Stock shall not have any voting rights, except as required under the Colorado Revised Statutes.

SECTION 6

REDEMPTION RIGHTS

6.1. After providing ten (10) days prior written notice to the holders of the Series B Preferred Stock, the Company shall have the right to redeem (unless otherwise prevented by law) any outstanding shares of Series B Preferred Stock at an amount equal to one hundred twenty percent (120%) of the Liquidation Amount, plus accrued but unpaid dividends thereon (the "Redemption Price"). The Company shall consummate the redemption and pay the Redemption Price within twenty (20) days of the date of such notice. The Redemption Price shall be paid in immediately available funds.

SECTION 7

MISCELLANEOUS

7.1. Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

7.2. Severability of Provisions. If any right, preference or limitation of the Series B Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed, under penalties of perjury, by Thomas Mills, its President.

Dated: August 20, 2004	TORRENT ENERGY CORP. By: __/s/ Thomas Mills________________ Name: Thomas Mills Title: President and Chief Executive Officer